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                          ICON INCOME FUND EIGHT A L.P.
                                SUPPLEMENT NO. 1
                              DATED JANUARY 8, 1999
               TO PROSPECTUS DATED SEPTEMBER 23, 1998

      This Supplement No. 1 dated January 8, 1999 ("Supplement No. 1") revises the Prospectus (the "Prospectus") dated September 23, 1998. (Capitalized terms used in this Supplement No. 1 and not defined in this Supplement No. 1 have the meanings specified in the Prospectus.)

      This Supplement No. 1 describes the current status of the Offering and equipment acquisition efforts and describes a change in management.

STATUS OF THE OFFERING AND EQUIPMENT ACQUISITION EFFORTS

   The Offering commenced on September 23, 1998. As of January 8, 1999, investor closings have been held reflecting the sale of 141,524.51 Units ($14,152,451) to 936 Limited Partners (exclusive of the Initial Limited Partner which has withdrawn in accordance with the procedures described in the Prospectus), which leaves a maximum of 608,475.49 Units ($60,847,549) available for sale. In view of these closings, the material in the Prospectus on pages 80-81 under the heading "PLAN OF DISTRIBUTION - Segregation of Subscription Payments" should be considered revised because the Minimum Offering required to release the general investor funds from the Escrow Account and the special amount needed to release Pennsylvania funds from the Escrow Account have been met.

   Included with this Supplement No. 1 is a summary of the equipment acquisition, leasing and financing efforts of the Partnership.

   Currently, a substantial portion of the portfolio of ICON Income Fund Eight A L.P. is represented by a coal unloading and handling facility leased to Portland General Electric Company (the "Facility"), an electric utility engaged in the generation, purchase, transmission, distribution and sale of electricity in the State of Oregon ("Portland General") and servicing 54 cities of which Portland and Salem are the largest. The Facility has a gross purchase price of $27,421,810 and serves Portland General's coal fired power-generating plant located in Boardman, Oregon, the second largest plant in Portland General's system representing 15.6% of Portland General's total energy generating capacity. Portland General is a wholly-owned subsidiary of Enron Corp. which has senior unsecured corporate debt ratings of BAA2 and BBB+ from Moody's and S&P respectively.

   In addition, a significant portion of the portfolio is represented by four leases held by Oxford Health Plans, Inc., one of the largest managed healthcare providers in the United States providing health benefit plans. The company's product lines include traditional health maintenance organizations, point-of-service plans, third-party administration of employer funded benefit plans, Medicare and Medicaid plans, and dental plans. The equipment consists of various information systems equipment enabling the processing and storage of data and has a gross purchase price of $17,879,210.

   CHANGES IN MANAGEMENT

   [On December 15, 1998 Gary N. Silverhardt resigned his position as Senior Vice President and Chief Financial Officer of the General Partner. Kevin F. Redmond has assumed the duties of Chief Financial Officer of the General Partner.]

   In view of the management changes described above, the material appearing in the Prospectus under the heading "MANAGEMENT" on pages 38 - 40 of the Prospectus should be considered revised accordingly.

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                       ICON Income Fund Eight A L.P.


The following sets forth the status of the equipment acquisition, leasing and financing efforts of the Partnership at January 8, 1999.


Oxford Health Plans, Inc.

Lease Financing of:    Information Systems
Lease Term:            2 years
Equipment Cost:        $ 17,879,210


PetSmart, Inc.

Lease Financing of:    Furniture & Fixtures
Lease Term:            3 to 4 years
Equipment Cost:        $ 2,503,322


Portland General
 Electric Company

Lease Financing of:    Coal Unloading & Handling
Lease Term:            6 years
Equipment Cost:        $ 28,244,464


Total Equipment Cost:          $ 48,626,996
                               ============
